UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENOPTIX, INC.

(Name of Subject Company (Issuer))

GO MERGER SUB, INC.

(Offeror)

A Direct Wholly-Owned Subsidiary of

NOVARTIS FINANCE CORPORATION

(Offeror)

An Indirect Wholly-Owned Subsidiary of

NOVARTIS AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Thomas Werlen

Novartis AG

Lichtstrasse 35

4056 Basel

Switzerland

Tel: +41-61-324-1111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq.

Thomas E. Dunn, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$469,943,500	$54,560.44

(1)

Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 18,797,740 shares of Genoptix, Inc. common stock (representing the shares of common stock outstanding, in the-money options and shares of common stock subject to restricted stock units, in each case as of January 24, 2011) by $25.00 per share, which is the offer price.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $54,560.44	Filing Party: Novartis AG, Novartis Finance Corporation and GO Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: January 28, 2011

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) GO Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation (“Parent”) and an indirect wholly-owned subsidiary of Novartis AG, a stock corporation organized under the laws of Switzerland, (ii) Parent and (iii) Novartis AG. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 28, 2011, (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Genoptix, Inc., a Delaware corporation (the “Company”), at a purchase price of $25.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2011 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On February 18, 2011, the Company entered into a memorandum of understanding (“MOU”) providing for the settlement of the putative class action lawsuits currently pending in the Superior Court of the State of California, San Diego County (the “Court”) — captioned (1) Page v. Genoptix, Inc., Case No. 37-2011-00050762-CU-BT-NC, (2) Schwitters v. Genoptix, Inc., Case No. 37-2011-00050783-CU-BT-NC and (3) The George Leon Family Trust v. Genoptix, Inc., Case No. 37-2011-00050935-CU-BT-NC (the “Actions”). The MOU resolves the allegations by plaintiffs against defendants in connection with the Offer and Merger and, pending confirmatory discovery and approval of the court, provides for a general release by the class of Company shareholders of all claims against defendants and their affiliates in connection with the Offer and the Merger. Pursuant to the MOU, the parties to the MOU will negotiate in good faith to execute an appropriate Settlement Agreement, which will provide that upon approval of the settlement, the Actions shall be dismissed with prejudice. Pursuant to the terms of the MOU, the Company will provide additional supplemental disclosures to its Schedule 14D-9. The Company believes that the supplemental disclosures are not required to be disclosed under federal securities laws or under state law and are not material as a matter of law or in the context of a stockholder’s decision to tender Shares into and accept the Offer. The settlement, including the payment by the Company or any successor thereto of any attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under Delaware law.  In the event that the settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend against the allegations set forth in the Actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVARTIS AG

By	/s/ Jonathan Symonds
Name:	Jonathan Symonds
Title:	Chief Financial Officer, Novartis Group

By	/s/ Thomas Werlen
Name:	Thomas Werlen
Title:	General Counsel, Novartis Group

NOVARTIS FINANCE CORPORATION

By	/s/ Wayne Merkelson
Name:	Wayne Merkelson
Title:	Vice President and General Counsel

GO MERGER SUB, INC.

By	/s/ Wayne Merkelson
Name:	Wayne Merkelson
Title:	Vice President and Secretary

Signature Page to Amendment No. 2 to Schedule TO